UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 32297

CPFL Energy Incorporated

(Translation of Registrant’s name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CPFL ENERGIA S.A.

Publicly-held Company

CNPJ 02.429.144/0001-93 - NIRE 35.300.186.133

CPFL Announces Launch of Follow-on Primary Equity Offering

Campinas, Brazil, May 30, 2019 — CPFL Energia S.A., or CPFL, announced today that it has commenced an offering pursuant to which it is offering 116,817,126 of its common shares in a global offering consisting of (i) a public offering of common shares with restricted selling efforts in Brazil by the Brazilian underwriters, and (ii) a concurrent international offering of common shares, including in the form of American depositary shares, or ADSs, in the United States and elsewhere outside of Brazil by the international underwriters.  Common shares offered in the global offering may be offered directly or in the form of ADSs, each of which represents two common shares of the company.  CPFL has the right to sell, in a joint decision with the underwriters, up to an additional 23,363,425 of our common shares (including in form of ADSs), in aggregate representing up to 20% of the common shares (including in the form of ADSs) initially offered by it.  In addition, CPFL intends to grant the international underwriters and the Brazilian placement agents an option to purchase for a period of 30 days from, but not including, the date of the prospectus up to 17,522,568 additional common shares (including in the form of ADSs) at the public offering price less the underwriting discount to cover over-allotment of ADSs.

Holders of CPFL’s common shares as of May 30, 2019 will be given the opportunity to subscribe for common shares in the Brazilian offering on a priority basis at the public offering price for CPFL’s common shares. The priority subscription procedure will not be made available to holders of our ADSs.

The ADSs are listed on the New York Stock Exchange under the symbol “CPL” and the common shares are listed on the São Paulo Stock Exchange (B3 S.A.— Brasil, Bolsa, Balcão) under the symbol “CPFE3.”

The international offering is being made in the United States only by means of a prospectus included in a registration statement on Form F-3 that was previously filed with, and declared effective by, the U.S. Securities and Exchange Commission (the “Commission”), and an accompanying prospectus supplement filed with the Commission on May 30, 2019, which is available on the SEC’s website at www.sec.gov. Common shares are being offered in Brazil in a public offering with restricted selling efforts by means of a Brazilian offering memorandum pursuant to CVM Instruction No. 476, dated January 16, 2009. Such offer will not be registered in Brazil and is directed only to a specified number of professional investors, as defined in

Article 9-3 of CVM Instruction No. 539, dated November 13, 2013.  The closings of the international and Brazilian offerings are conditioned upon each other.

Santander Investment Securities Inc., Itau BBA USA Securities, Inc., Bradesco Securities Inc., Banco BTG Pactual S.A. — Cayman Branch, and Morgan Stanley & Co. LLC, including their affiliates, as the case may be, will collectively act as international underwriters with respect to the offering of the ADSs and as placement agents on behalf of the Brazilian placement agents with respect to the placement of common shares sold outside of Brazil, not in the form of ADSs. A copy of the prospectus related to the offering may be obtained from Itaú BBA USA Securities Inc., Attention: Steven M. Hurwitz, 540 Madison, 23rd Floor, New York, New York 10022; Santander Investment Securities Inc., Attention: Julia Cunha, 45 East 53rd Street, New York, NY 10022; Bradesco Securities Inc., Attention: Isabela Behar, 450 Park Avenue, 32nd floor F1, New York, New York, 10022; Banco BTG Pactual S.A. — Cayman Branch, Attention: Prospectus Department, 601 Lexington Avenue, 57th Floor, New York, NY 10022 and Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.

Banco Itau BBA S.A., Banco Santander (Brasil) S.A., Banco Bradesco BBI S.A., Banco BTG Pactual S.A. and Banco Morgan Stanley S.A. will act collectively as Brazilian placement agents with respect to the sale of common shares in the offering in Brazil.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

CPFL Investor Relations

Name: Carlos Victor Pereira Sicard Cyrino

Contact: +55 (19) 3756-8019

Forward-Looking Statements

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on CPFL’s current expectations and estimates of future events and trends that affect or may affect its business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of CPFL’s common shares, including in the form of ADSs. Although CPFL believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this presentation, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. CPFL does not undertake any obligation to update publicly or to revise any forward-looking statements after CPFL distributes this press release because of new information, future events or other factors.  CPFL’s independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2019

CPFL ENERGIA S.A.

By:	/s/ YueHui Pan
Name:	YueHui Pan
Title:	Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.